[LETTERHEAD OF STUBBS, ALDERTON & MARKILES, LLP]

                                           JOHN MCILVERY
                                           Partner
                                           Direct       818.444.4502
                                           Voice
                                           Direct Fax   818.474.8602
                                           Mobile       626.705.0758
                                           E-Mail       jmcilvery@biztechlaw.com


June 4, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

         RE:      NATIONAL COAL CORP.
                  REGISTRATION STATEMENT ON FORM S-3
                  FILED APRIL 27, 2007
                  FILE NO. 333-142403

Ladies and Gentlemen:

         On behalf of National Coal Corp. (the "COMPANY"), we have enclosed for filing one copy with exhibits of Amendment No. 1 to Registration Statement on Form S-3, File No. 333-142403 (the "S-3 AMENDMENT").

         In addition to filing the S-3 Amendment, we hereby provide supplementally the following responses in reply to the Staff's comment letter, dated May 21, 2007 (the "COMMENT LETTER"). The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each supplemental response set forth below corresponds to the numbering used in the Comment Letter.

FORM S-3 FILED APRIL 27, 2007

SELLING SHAREHOLDERS, PAGE 16

1. EXPAND THE TABLE TO INCLUDE THE NATURAL PERSONS WITH POWER TO VOTE OR TO DISPOSE OF THE SECURITIES OFFERED FOR RESALE BY THE ENTITIES THAT ARE LISTED AS SELLING SHAREHOLDERS. SEE INTERPRETATION 4S OF THE REGULATION S-K PORTION OF THE MARCH 1999 SUPPLEMENT TO THE CF TELEPHONE INTERPRETATION MANUAL.

         The Company has provided additional disclosure in the footnotes to the selling shareholder table, to identify the natural persons with the power to vote and dispose of the securities offered for resale by the entities that are selling shareholders.



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Securities and Exchange Commission
June 4, 2007
Page 2


2. DISCLOSE WHETHER ANY OF THE SELLING SHAREHOLDERS IS A BROKER-DEALER OR AN AFFILIATE OF A BROKER-DEALER. IDENTIFY AS UNDERWRITERS THE SELLING SHAREHOLDERS WHO ARE BROKER-DEALERS, UNLESS YOU CAN CONFIRM TO US THAT THE SECURITIES BEING RESOLD BY SUCH SELLING SHAREHOLDERS CONSTITUTE COMPENSATION FOR INVESTMENT BANKING SERVICES. IDENTIFY AS UNDERWRITERS THE SELLING SHAREHOLDERS WHO ARE REGISTERED BROKER-DEALERS UNLESS YOU CAN CONFIRM TO US THAT EACH (1) PURCHASED THE SECURITIES IN THE ORDINARY COURSE OF BUSINESS AND (2) AT THE TIME OF PURCHASE, HAD NO AGREEMENTS OR UNDERSTANDINGS, DIRECTLY OR INDIRECTLY, WITH ANY PARTY TO DISTRIBUTE THE SECURITIES.

         Each selling shareholder has advised the Company that such selling shareholder is not a broker-dealer or an affiliate of a broker-dealer. The Company has included additional disclosure in the Plan of Distribution section of the S-3 Amendment, as follows:

         "Each selling security holder has informed us that the selling security holder is not a broker-dealer nor an affiliate of a broker-dealer, that the selling security holder purchased the securities to be resold pursuant to this prospectus in the ordinary course of business, and that at the time of purchase of the securities from us, the selling security holder did not have any agreement or understanding, directly or indirectly, with any person to distribute our common stock."

PLAN OF DISTRIBUTION, PAGE 18

3. WE NOTE THAT THE SELLING SHAREHOLDERS MAY ENGAGE IN SHORT SALES OF YOUR COMMON STOCK. PLEASE SEE CORPORATION FINANCE TELEPHONE INTERPRETATION
         A.65 IN THAT REGARD.

         The Company is aware of the limitations on short selling by the selling shareholders described in Corporation Finance Telephone Interpretation A.65, and has no information that any selling shareholder has engaged or intends to engage in short selling in violation of the limitations described in the Staff's telephone interpretation.

UNDERTAKINGS

4.       PLEASE PROVIDE THE UNDERTAKING REQUIRED BY ITEM 512(A)(5) OF REGULATION
         S-K.

         The Company has  provided  the  undertaking  required by clause (ii) of
         Item 512(a)(5) of Regulation S-K in the S-3 Amendment. The Company is not relying on Rule 430B, and therefore has not provided the undertaking in clause (i) of Item 512(a)(5) of Regulation S-K.


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Securities and Exchange Commission
June 4, 2007
Page 3


                                    * * * * *

         We hope the above has been responsive to the Staff's comments. If you have any questions or require any additional information or documents, please telephone T. Michael Love, the Company's Chief Financial Officer at (865) 690-6900 x107 or the undersigned at (818) 444-4502.

                                            Sincerely,

                                            /s/ John J. McIlvery
                                            ------------------------------
                                            John J. McIlvery

cc:      T. Michael Love